Exhibit 21.1

Subsidiaries of Vestis Corporation

Subsidiaries	Jurisdiction of Incorporation
Active Industrial Uniform Co., LLC	Delaware
AmeriPride Services, LLC	Delaware
Aramark Monclova Manufacturing de Mexico, S.A. de C.V.	Mexico
Aramark Monclova Support, S.A. de C.V.	Mexico
Aramark Uniform Holding de Mexico, S.A. de C.V.	Mexico
Canadian Linen and Uniform Service Corp.	Canada
Canadian Linen and Uniform Service Holdco, Ltd.	Canada
Delsac VIII, LLC	Delaware
L&N Uniform Supply, LLC	California
Landy Textile Rental Services, LLC	Delaware
Overall Laundry Services, LLC	Delaware
Vestis (Matchpoint), LLC	Delaware
Vestis (Rochester), LLC	Delaware
Vestis (Supply Chain), LLC	Delaware
Vestis (Syracuse), LLC	Delaware
Vestis (Texas), LLC	Delaware
Vestis (West Adams), LLC	Delaware
Vestis Cleanroom Services (Puerto Rico), Inc.	Delaware
Vestis Manufacturing Company	Delaware
Vestis Services, LLC	Delaware
Vestis Uniforms and Workplace Supplies, Inc.	Delaware
VS Financing, LLC	Delaware